Exhibit 99.1

Arco announces appointment of new directors

São Paulo, Brazil, February 23, 2021 – Arco Platform Limited, or Arco (Nasdaq: ARCE), announced today that it has appointed Carla Schmitzberger and Beatriz Amary to its Board of Directors as independent members, effective as of today.

"It’s an honor to welcome Beatriz and Carla to Arco’s Board of Directors. Beatriz, with her remarkable knowledge of technology and education investing, and Carla, with her distinguished experience in brand development and global operations, will sharpen our decision-making and accelerate our mission of delivering high quality education at scale" said Ari de Sá Cavalcante Neto, Arco’s founder and Chief Executive Officer.

Ms. Schmitzberger was a vice-president at Alpargatas, owner of the Havaianas brand of sandals, for nearly 14 years, being responsible for the internationalization of the business, the expansion of the brand to new product categories and the establishment of retail operations. Prior to that, Ms. Schmitzberger has worked for eight years at Citibank, holding the positions of Vice-President of Marketing and Products, Vice-President of Marketing and Head of Citibank Credit Cards Brazil. Ms. Schmitzberger also worked for 11 years at P&G and 2 years for Johnson & Johnson. Ms. Schmitzberger is currently an independent board member at Natura &Co and Lojas Marisa. Carla holds a bachelor’s degree in Chemical Engineering from Cornell University.

Ms. Amary is a partner focused on emerging markets at Amadeus Capital, a global technology investor. Before that, she was part of the team responsible for launching Actis, a global emerging markets investment fund, in São Paulo, leading investments in the consumer, retail, healthcare and education sectors in Latin America. She was responsible for the investments and held board member positions in CNA, an English Language Training company in Brazil, and Cruzeiro do Sul, an in-class and distance learning post-secondary education provider in Brazil. Prior to that, Ms. Amary worked in M&A at JP Morgan and Johnson & Johnson. Beatriz holds a degree from Fundação Getúlio Vargas in Brazil and an MBA at Harvard Business School.

Ms. Amary said “I’m delighted to join Arco’s Board of Directors. Arco has a winning business model and an enormous potential of growth. The company has been scaling up high quality education and transforming, with technology, the way students learn.”

“It is incredible to see the impact of Arco’s educational solutions on its partner schools and their students. That is the result of a culture focused on building outstanding teams, creating long-term relationships with clients, and consistently pursuing innovative solutions. Those are some of the reasons why I’m honored to join the Board and contribute to Arco’s success” said Ms. Schmitzberger.

The appointment of Ms. Amary and Ms. Schmitzberger expands Arco’s Board to nine directors and increases the number of independent directors to seven from five, bringing additional expertise and background diversity to the board.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience with while enabling schools to thrive.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Arco’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Arco’s Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Arco’s control. Therefore, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Arco does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Investor Relations Contact

Arco Platform Limited

IR@arcoeducacao.com.br